EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS (BEFORE
FIXED CHARGES) TO COMBINED FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS
(In thousands, except ratios)
(Unaudited)
     Computation of ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends:

	Six Months
	Ended	Year Ended December 31,
	June 30, 2008	2007	2006	2005	2004	2003

Fixed charges	$128,699	$275,648	$235,521	$106,909	$44,939	$58,924
Preferred stock dividends	5,063	20,256	20,256	20,256	20,259	20,273

Combined fixed charges and preferred stock dividends	$133,762	$295,904	$255,777	$127,165	$65,198	$79,197

Fixed charges	$128,699	$275,648	$235,521	$106,909	$44,939	$58,924
Income from continuing operations	66,875	24,713	3,843	17,195	39,869	58,666

	$195,574	$300,361	$239,364	$124,104	$84,808	$117,590

Ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends	1.46:1	1.02:1			1.30:1	1.48:1

Deficiency of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends			$16,413	$3,061